June 3, 2013

Via EDGAR

Mr. David R. Humphrey

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arctic Cat Inc.

Form 10-K for the Year Ended March 31, 2012

Filed on June 8, 2012

File No. 000-18607

Dear Mr. Humphrey:

Arctic Cat Inc. (the “Company”) submits this letter in response to follow-up comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 13, 2013 regarding the above referenced Annual Report on Form 10-K for the fiscal year ended March 31, 2012 (the “Form 10-K”). We appreciate the Staff’s prompt consideration of this response.

In this letter, we have recited the Staff comment in bold type and have followed the comment with the Company’s response in regular type. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the Year Ended March 31, 2012

Note K. Segment Reporting, page 49

1. We have reviewed your responses to our prior comments 2 and 3. We note that you consider Snowmobiles, ATVs and Parts, Garments and Accessories to constitute operating segments under ASC 280-10-50-1. We also note that you aggregate these segments into two segments (Snowmobiles/ATVs and Parts, Garments and Accessories) for reporting purposes. Your responses appear to be inconsistent with the disclosures currently provided in your financial statements. Specifically, reference is made to the Summary of Significant Accounting Policies on page 36 which states that Arctic Cat “operates in a single industry segment…” We believe this disclosure should be revised on an ongoing basis to include information comparable to that furnished to the staff in your response. Reference is also made to your Segment Reporting disclosures in Note K. It appears that additional disclosures are required pursuant to ASC 280-10-50-20 through 50-25, as applicable. Consideration should also be given to the disclosure requirements of ASC 280-10-50-30 through 50-32. Please provide us with a draft of your proposed revisions to your footnote disclosures. Alternatively, if you continue to believe that your current disclosures are sufficient, please explain the basis for your conclusion.

Response: The Company respectfully advises the Staff that the Company’s fiscal year end is March 31. At present, the Company intends to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2013 (the “2013 10-K”) on or about June 12, 2013. The Company notes the Staff’s suggestions for improvements to its segment disclosures and the Company intends to provide disclosures similar to the sample provided below in its 2013 10-K and similar disclosures in future interim periods.

Specifically with respect to the Company’s existing disclosures:

•	The accounting policy note indicating the Company operates in one segment was inadvertently retained from periods prior to when the Company began to disclose Snowmobile/ATV and Parts, Garments and Accessories (“PG&A”) separately. This disclosure will be revised to indicate that the Company operates in three segments and that Snowmobile/ATV is aggregated because the segments meet the aggregation criteria in ASC 280-10-50-11.

•	The Company’s MD&A disclosure has included product line and segment sales and profitability data and, when considered with the disclosures on the face of the income statement, the Company believes this data encompasses the information required in ASC 280-10-50-20 to 50-25 and 50-30 to 50-32. Note K as previously written included only the information that was not otherwise included elsewhere in the filing with respect to geographic information required by ASC 280-10-50-41. As noted in the sample disclosures below, more robust segment information will be presented in the notes to the financial statements in future periods.

Existing disclosure

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Arctic Cat Inc. (the “Company”) operates in a single industry segment and designs, engineers, manufactures and markets snowmobiles and all-terrain vehicles (ATVs) under the Arctic Cat® brand name, and related parts, garments and accessories principally through its facilities in Thief River Falls, Minnesota. The Company’s products are sold through a network of independent dealers located throughout the United States, Canada, and Europe and through distributors in Europe, Russia, South America, the Middle East, Asia and other international markets.

K. SEGMENT REPORTING

Sales to foreign customers, located primarily in Canada and Europe, totaled $308,045,000, $246,091,000 and $235,268,000 in fiscal 2012, 2011 and 2010, respectively. The Company has identifiable long-lived assets with total carrying values of approximately $1,414,000 and $1,743,000 and $2,064,000 at March 31, 2012, 2011 and 2010, respectively, outside the United States in Canada and Europe.

Revised disclosure

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Arctic Cat Inc. (the “Company”) designs, engineers, manufactures and markets snowmobiles and all-terrain vehicles (ATVs) under the Arctic Cat® brand name, and related parts, garments and accessories principally through its facilities in Thief River Falls, Minnesota. The Company’s products are sold through a network of independent dealers located throughout the United States, Canada, and Europe and through distributors in Europe, Russia, South America, the Middle East, Asia and other international markets.

Segment reporting

The Company’s operations constitute three operating segments based on its product lines – Snowmobile; ATV; and, parts, garments and accessories (“PG&A”). For purposes of segment reporting the Company aggregates the Snowmobile and ATV segments as the segments have similar economic characteristics. Detailed segment information is reported in Note K.

K. SEGMENT REPORTING

The Company manages each segment based on gross margin and there are no material transactions between the segments. Operating, general and administrative, tax and other expenses are not allocated to individual segments. Additionally, given the crossover of customers, manufacturing and asset management, the Company does not maintain separate balance sheets for each segment. Accordingly, the segment information presented below is limited to sales and margin data.

	Years ended March 31,
	2013	2012	2011
Net sales
Snowmobile & ATV units	$563,464,000	$477,329,000	$363,015,000
Parts, garments, & accessories	108,124,000	107,939,000	101,636,000

Total net sales	671,588,000	585,268,000	464,651,000

Cost of goods sold
Snowmobile & ATV units	450,291,000	388,523,000	302,783,000
Parts, garments, & accessories	70,401,000	66,126,000	60,359,000

Total cost of goods sold	520,692,000	454,649,000	363,142,000

Gross profit
Snowmobile & ATV units	113,173,000	88,806,000	60,232,000
Parts, garments, & accessories	37,723,000	41,813,000	41,277,000

Total gross profit	150,896,000	130,619,000	101,509,000

	Years ended March 31,
	2013	2012	2011
Net sales by product line
Snowmobile units	$263,693,000	$250,438,000	$181,965,000
ATV units	299,771,000	226,891,000	181,050,000
Parts, garments, & accessories	108,124,000	107,939,000	101,636,000

Total net sales	$671,588,000	$585,268,000	$464,651,000

	Years ended March 31,
	2013	2012	2011
Net sales by geography, based on location of the customer
United States	$337,250,000	$292,049,000	$218,560,000
Canada	215,569,000	180,608,000	166,161,000
Europe and other	118,769,000	112,611,000	79,930,000

Total net sales	$671,588,000	$585,268,000	$464,651,000

The Company has identifiable long-lived assets with total carrying values of approximately $1,533,000 and $1,414,000 and $1,743,000 at March 31, 2013, 2012 and 2011, respectively, outside the United States in Canada and Europe.

*     *     *     *     *

In connection with the foregoing response and per your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact me at the below number or email address so that I can respond promptly to your questions or concerns.

Sincerely,

/s/ Timothy C. Delmore
Timothy C. Delmore Chief Financial Officer Phone: (763) 354-1791 Email: tdelmore@arcticcatinc.com

cc:	John Houston, Esq., Fredrikson & Byron, P.A.

Amy Geddes, Securities and Exchange Commission

Margery Reich, Securities and Exchange Commission